File No.: 82-34985

Financial Announcements

07024626

REG-Morgan Stanley Secs. EPT Disclosure

RECEIVED

2007 JUN 20 A 6:27

RNS Number:3416X
Morgan Stanley Securities Ld(EPT)
29 May 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 May 2007

SUPPL

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

Total number of securities sold	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
18,800	6.30	6.28

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	SHORT	18,800	6.30

PROCESSED
JUN 26 2007
THOMSON
FINANCIAL

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	29 May 2007
Contact name	Brent Ali
Telephone number	020 7425 8677
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILEDIAFID

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:3497X
BlackRock Group
29 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	25th May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,380,062	4.80%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,380,062	4.80%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	GBP 6.297

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29th May 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETALMTTMMMTBTR

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:4274X
UBS AG (EPT)
30 May 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	29 MAY 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10,000	6.345 GBP	6.32 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30 MAY 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUGUXGGRG

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:5201X
UBS AG (EPT)
31 May 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	30 MAY 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
29,445	6.28 GBP	6.23 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
29,445	6.272695 GBP	6.272695 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	31 MAY 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDUCSXGGRB

Financial Announcements

REG-Legal&Gen Inv Mgmnt Rule 8.3- SurfControl Plc

RNS Number:5210X
Legal & General Investment Mgmnt Ld
31 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Ltd.
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.10
Date of dealing	30 May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,278,532	4.44		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	1,278,532	4.44		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	50,000	GBP 6.2662

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 May 2007
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFELESILVID

Financial Announcements

REG-Arbitrage & Trading Rule 8.3- SurfControl Plc

RNS Number:5900X
Arbitrage & Trading Management Co
31 May 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Arbitrage & Trading Management Company
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	31st May 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	578,100	2.01%		
(3) Options and agreements to purchase/sell				
Total	578,100	2.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	1,300	629.944p

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	1st June 2007
Contact name	Todd Mason
Telephone number	1-201-871-0866
If a connected EFM, name of offeree/offeror with which connected	n/a
If a connected EFM, state nature of connection (Note 10)	n/a

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETIFFSFEIILVID

File No.: 82-34985

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:6021X
UBS AG (EPT)
01 June 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	31 MAY 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
13,194	6.3048 GBP	6.265 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,194	6.285514 GBP	6.285514 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	1 JUNE 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMGCGDLIGGGGRB

Financial Announcements

REG-Porter Orlin LLC Rule 8.3 - SurfControl Plc

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Porter Orlin LLC
Company dealt in	Surf Control plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	(Cusip: 010599636)(Isin GB0002901790) Common Stock
Date of dealing	01 June 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,323,861	15.04%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	4,323,861	15.04%	0	0%

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	50,000	GBP 6.31

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

---

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	01 June 2007
Contact name	William C. Verdi
Telephone number	212-484-5008
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Porter Orlin LLC

Financial Announcements

REG-Surfcontrol PLC Further re Offer

RNS Number:6921X
Surfcontrol PLC
04 June 2007

SurfControl plc
("SurfControl" or "the Company")

The board of SurfControl notes the announcement made by Websense earlier today regarding the clearance of Hart-Scott Rodino review for its proposed acquisition of SurfControl.

Further announcements will be made in due course as appropriate.

Enquiries:

SurfControl plc	
Patricia Sueltz	Tel: +1 831 440 2707
Simon Wilson	Tel: +1 831 440 2530
UBS Limited	
Adrian Haxby	Tel: +44 20 7568 2641
Nick Adams	Tel: +44 20 7568 2974
ICIS	Tel: +44 20 7651 8688
Tom Moriarty	
Caroline Evans-Jones	

END
FURUSUBRBNRNRRR

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7059X
UBS AG (EPT)
04 June 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	1 JUNE 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
17,000	6.303 GBP	6.303 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
-	-	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	661,967	6.2875 GBP
CFD	SHORT	661,967	6.2875 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	4 JUNE 2007
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDLGBGGGRS

Financial Announcements

REG-Legal&Gen Inv Mgmnt Rule 8.3- SurfControl Plc

RNS Number:7256X
Legal & General Investment Mgmnt Ld
04 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management Ltd.
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.10
Date of dealing	1 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,258,532	4.37		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	1,258,532	4.37		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,000	GBP 6.27

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4 June 2007
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFISRAISIID

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

RECEIVED
2007 JUN 20 A 6:??
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MILWAUKEE--(Business Wire)--

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION
-0-
*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	June 1, 2007

*T
2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)
-0-
*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,745,935 (13.03%, based on 28,753,231 ordinary shares outstanding, as publicly reported by SurfControl plc on May 3, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,745,935	

*T
(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
-0-
*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - June 1, 2007	60,634	USD 12.39

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	June 4, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG-UBS AG (EPT) EPT Disclosure

RNS Number:7869X
UBS AG (EPT)
05 June 2007

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	SurfControl PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORD 10p
Date of dealing	4 JUNE 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
58,021	6.565 GBP	6.50 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
54,221	6.55 GBP	6.5052 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g, call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	5 JUNE 2007
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	SurfControl PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDLLDGGGRU

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:7891X
BlackRock Group
05 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	4th June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,005,062	3.49%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,005,062	3.49%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	125,000	GBP 6.50
Sale	250,000	GBP 6.531808

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	5th June 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFAMBTMMJMBPR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:7905X
Morgan Stanley Securities Ld(EPT)
05 June 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 June 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
7,000	6.56	6.56

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
CFD	LONG	7,000	6.56

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	5 June 2007
Contact name	Brent Ali
Telephone number	020 7425 8677
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
EMMILFSLRRIEIID

Financial Announcements

REG-RAB Capital plc Rule 8.3- SurfControl plc

RNS Number:7974X
RAB Capital plc
05 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	RAB Capital plc
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	4 June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	697,580	(2.43%)		
(3) Options and agreements to purchase/sell				
Total	697,580	(2.43%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Warrants received with previous purchase of Quadra Mining Ltd shares	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	25,000	GBP 6.4935
CFD	Short	20,000	GBP 6.563031

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	5 June 2007
Contact name	Sophie Devignon
Telephone number	0207 389 7035

If a connected EFM, name of offeree/ offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETFAMTTMMJMBTR

Financial Announcements

REG-Artisan Partners Rule 8.3 - SurfControl plc

MILWAUKEE--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Artisan Partners Limited Partnership ("APLP")
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	June 4, 2007

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	3,777,156 (13.14%, based on 28,753,231 ordinary shares outstanding, as publicly reported by SurfControl plc on May 3, 2007)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,777,156	

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

*T
(c) Rights to subscribe (Note 3)
-0-
*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase - June 4, 2007	31,221	USD 13.05

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
None.

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-

*T

Date of disclosure	June 5, 2007
Contact name	Janet D. Olsen
Telephone number	414-390-6100
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

*T

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Artisan Partners

Financial Announcements

REG-P. Schoenfeld Asset Management LLP: Rule 8.3 - (SurfControl Plc)

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	P. Schoenfeld Asset Management LLP
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	04-June-07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	1,046,825	(3.64%)		
(3) Options and agreements to purchase/sell				
Total	1,046,825	(3.64%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	59,000	6.56 GBP/Share

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05-June-07
Contact name	Annie Lerner Yaffa Cheslow
Telephone number	Annie Lerner 020-7518-9557 Yaffa Cheslow (New York) 212-649-9549
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ww.thetakeoverpanel.org.uk
P. Schoenfeld Asset Management LLP

Financial Announcements

REG-BearStearns IntTrad Rule 8.3- SurfControl Plc

RNS Number:8595X
Bear Stearns Intl. Trading Ltd
06 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Bear Stearns International Trading Limited
Company dealt in	SurfControl Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	5/06/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	344,526	1.198%	1,648	0.006%
(2) Derivatives (other than options)			344,526	1.198%
(3) Options and agreements to purchase/sell				
Total	344,526	1.198%	345,174	1.204%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of Securities	Currency	Price (Note 5)
B	25,000	GBP	655.97

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Currency	Price per unit (Note 5)

c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06/06/2007
Contact name	Sarah Clark
Telephone number	020 7516 6602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

END

RETILFLIRRIRIID

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:8898X
BlackRock Group
06 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	5th June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	953,677	3.31%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	953,677	3.31%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	51,385	GBP 6.569185

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	6th June 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFFMJTMMBMBFR

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:9664X
Morgan Stanley Securities Ld(EPT)
07 June 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 June 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
417	6.63	6.55

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
417	6.56	6.56

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
N/A	N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	7 June 2007
Contact name	Brent Ali
Telephone number	020 7425 8677
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFFRIIDIID

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:9672X
BlackRock Group
07 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	6th June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	842,929	2.93%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	842,929	2.93%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	110,748	GBP 6.576116

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	7th June 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFRMTTMMJMBBR

File No.: 82-34985

Financial Announcements

REG-Octavian Special Mst Rule 8.3- Surfcontrol

RNS Number:9980X
Octavian Special Master Fund, LP
07 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Octavian Special Master Fund, LP
Company dealt in	Surfcontrol (SRF LN)
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common
Date of dealing	6/5/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	400,000	1.39%		
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Long	399,989	638.61

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	6/6/2007
Contact name	Gregory Racz
Telephone number	212 2299 520

If a connected EFM, name of offeree
/offeror with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETUBUNRBBRNRAR

Financial Announcements

REG-BearStearns IntTrad Rule 8.3 - SurfControl plc

RNS Number:0375Y
Bear Stearns Intl. Trading Ltd
08 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Bear Stearns International Trading Limited
Company dealt in	Surf Control Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	7/06/2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	364,526	1.267%	1,648	0.006%
(2) Derivatives (other than options)			364,526	1.267%
(3) Options and agreements to purchase/sell				
Total	364,526	1.267%	366,174	1.271%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/Sale	Number of Securities	Currency	Price (Note 5)
B	20,000	GBP	661.72

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Currency	Price per unit (Note 5)
CFD	Long	20,000	GBP	661.72

c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	08/06/2007
Contact name	Sarah Clark
Telephone number	020 7516 6602

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

END

RETFVLFBDQBBBBE

Financial Announcements

REG-BlackRock Group Rule 8.3- Surfcontrol PLC

RNS Number:0422Y
BlackRock Group
08 June 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Surfcontrol
Class of relevant security to which the dealings being disclosed relate (Note 2)	10p Ordinary shares
Date of dealing	7th June 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	799,866	2.78%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	799,866	2.78%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	20,000	GBP 6.60
Sale	23.063	GBP 6.602168

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	8th June 2007
Contact name	Thomas Hone
Telephone number	020 7743 2098
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFPMBTMMTMBIR

File No.: 82-34985

Financial Announcements

REG-Morgan Stanley Secs. EPT Disclosure

RNS Number:0564Y
Morgan Stanley Securities Ld(EPT)
08 June 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	SurfControl plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 June 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
4,609	6.57	6.57

Total number of securities	Highest price paid (Note 3) GBP	Lowest price paid (Note 3) GBP
4,609	6.58	6.55

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3) GBP
N/A	N/A	N/A	N/A

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	8 June 2007
Contact name	Brent Ali
Telephone number	020 7425 8677
Name of offeree/offeror with which connected	Websense SC Operations Limited (a wholly owned subsidiary of Websense, Inc)
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVVREITIID

Companies House

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 1566321

Company name in full: SURFCONTROL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day Month Year	02 05 2007	02 05 2007

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4000		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	321p		

~~List the names and addresses of the allottees and the~~ number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): APOLLO NOMINEES LTD Address: 1 FINSBURY AVENUE, LONDON PARTICIPANT ID : 002 MEMBERSHIP ID : DEP UK Postcode EC2M 2PP	Class of shares allotted ORDINARY	Number allotted 4000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] FINANCIAL CONTROLLER Date 2/5/07

** A director / ~~secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

A J WALKER c/o SURFCONTROL PLC
RIVERSIDE, MOUNTBATTEN WAY CONGLETON
CHESHIRE CW12 1DY Tel 01260) 296 226
DX number DX exchange

END